NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION

NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove from listing and registration, upon the effective date of this Form 25, the entire class of the following security issued by Deutsche Bank Corporation (the "Company"):

PowerShares DB Crude Oil Double Long Exchange Traded Notes due June 1, 2038 (the "Notes").

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), because the Company determined to redeem the Notes due to a "regulatory event" as defined in the terms of the Ntoes.

Accordingly, Tuesday, September 8, 2009, was the last day of trading on NYSE Arca, Inc. for the Notes and the last day on which daily repurchases of the Notes at the option of investors were accepted.

The above issue was suspended from trading prior to the opening of business on September 9, 2009.